Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: March 3, 2016

March 3, 2016

Summary Report

Fourth quarter and Full year 2015

Ahold achieved strong results, led by solid store performance and a substantial increase in online sales

•	21.4% increase in Q4 Group sales to €9.8 billion (up 11.8% at constant exchange rates)

•	4.3% increase in Q4 sales excluding gas (at constant exchange rates and adjusted for an additional week)

•	Online sales growth continued to accelerate, with Q4 adjusted net consumer sales up 29.1% at constant rates

•	Q4 underlying operating income up 39.4% to €421 million; underlying operating margin at 4.3%

•	Strong Q4 free cash flow of €401 million, resulting in €1,184 million full year free cash flow

•	Proposed dividend of €0.52, up 8.3% compared to last year

•	Announced merger with Delhaize on track to close in mid-2016; EGM to be held on March 14

Zaandam, the Netherlands - Ahold today announced strong financial results for the fourth quarter and full year 2015, reflecting good performances across its key markets and multiple formats. This included net annual sales of €38 billion, driven by excellent store operations, especially during the holiday season, and a strong increase in consumer online sales.

Ahold CEO Dick Boer said: “With a sharp focus on supporting our great local brands and investing to serve the rapidly changing interests and needs of our customers, we have made very good progress and achieved strong operating and financial results for the fourth quarter and the year. We challenged ourselves to innovate faster, to bring our customers fresher products in new and different ways, and to deliver greater value. This progress was supported by reinvesting the substantial savings achieved through our company-wide Simplicity program. We are pleased with the response from our customers and appreciate the continued great work of our associates, which led to robust sales performance, market share gains and an increase in Group operating income for the year.

“In the Netherlands, sales momentum remains strong, with a 3.2% increase in identical sales. This reflects our successful omni-channel strategy, a strong holiday season and positive sales momentum at Albert Heijn. Albert Heijn’s customers are benefiting from our broader and innovative product range and the expansion of healthy choices in our Fresh departments, resulting in increased market share for Q4 and the full year.

“In the United States, we grew sales excluding gas by 4.1%, adjusted for an additional week. We continue to make good progress with our investments in quality and price, highlighted by growth in identical sales and market share gains, primarily in the New York Metro market where we further strengthened our position with the successful conversion of 25 former A&P stores.

“Our online performance was also strong with a nearly 30% increase in consumer sales in the fourth quarter. Bol.com maintained its position as the number one online retail destination in the Netherlands and had a particularly strong December. In addition, Peapod and ah.nl remain leading online grocers in their respective markets.

“Finally, our proposed merger with Delhaize continues to progress on schedule. The combination of Ahold and Delhaize will create an even better retail leader for customers and associates and will enable us to further build on the position of our respected and popular local brands in the communities we serve.”

Group performance

€ million, except per share data	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	% change constant rates	2015 (53 weeks)	2014 (52 weeks)	% change	% change constant rates
Net sales[1]	9,786	8,061	21.4%	11.8%	38,203	32,774	16.6%	4.3%
Underlying operating income	421	302	39.4%	28.7%	1,461	1,267	15.3%	3.6%
Underlying operating margin	4.3%	3.7%			3.8%	3.9%
Operating income	387	336	15.2%	7.4%	1,318	1,250	5.4%	(5.2)%
Income from continuing operations	254	221	14.9%	6.6%	849	791	7.3%	(3.2)%
Net income[2]	254	219	16.0%	7.7%	851	594	43.3%	35.5%
Basic earnings per share from continuing operations	0.31	0.27	14.8%	8.0%	1.04	0.90	15.6%	3.7%

Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.ahold.com Follow us on Twitter: @AholdNews	Page 1/27

Summary report, Fourth quarter and Full year 2015
Management report

1	Net sales in the fourth quarter and for the full year 2015 increased 3.1% and 2.3%, respectively, at constant exchange rates and on an adjusted basis
2	Net income in 2014 included a charge of €194 million recorded in discontinued operations representing the net of the tax settlement amount and associated legal fees for the Waterbury litigation.

Performance by segment

Net sales overview on an adjusted basis

€ million	Q4 2015 (13 weeks)	Q4 2014 (13 weeks)	% change	% change constant rates	2015 (53 weeks)	2014 (53 weeks)	% change	% change constant rates
Ahold USA	6,060	5,192	16.7%	2.2%	23,732	19,960	18.9%	(0.5)%
The Netherlands	3,265	3,095	5.5%	5.5%	12,699	11,952	6.3%	6.3%
Czech Republic	461	460	0.2%	(1.8)%	1,772	1,548	14.5%	13.3%
Ahold Group[1]	9,786	8,747	11.9%	3.1%	38,203	33,460	14.2%	2.3%

1.	Excluding gas sales, net sales in the fourth quarter and for the full year 2015 increased 4.3% and 3.8%, respectively, at constant exchange rates and on an adjusted basis.

Ahold USA

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	% change constant rates	2015 (53 weeks)	2014 (52 weeks)	% change	% change constant rates
Net sales[1,2]	6,060	4,789	26.5%	10.7%	23,732	19,557	21.3%	1.4%
Underlying operating income	259	180	43.9%	25.2%	940	738	27.4%	6.4%
Underlying operating margin	4.3%	3.8%			4.0%	3.8%
Identical sales growth	(0.1)%	(0.7)%			(1.3)%	(0.4)%
Identical sales growth excluding gasoline	1.6%	0.3%			0.9%	(0.1)%
Comparable sales growth excluding gasoline	1.7%	0.4%			1.1%	0.1%

1.	At constant exchange rates, net sales in the fourth quarter and for the full year 2015 increased 2.2% and decreased 0.5% when compared to the adjusted fourth quarter and full year 2014 sales, respectively.
2.	Excluding gas sales, net sales in the fourth quarter and for the full year 2015 increased 4.1% and 1.8%, respectively, at constant exchange rates and on an adjusted basis.

Net sales were €6,060 million, up 26.5% or at constant rates up 10.7%. Sales excluding gas, adjusted for an additional week in 2015, increased by 4.1% at constant exchange rates compared to the fourth quarter 2014. Identical sales growth excluding gas was 1.6%, also benefiting from A&P store closures in the New York Metro market.

During the quarter we successfully opened the 25 stores we acquired from A&P. The stores have all been rebranded and remodeled and are performing well, with significantly higher sales under the Stop & Shop brand, further strengthening our strategic position in this attractive market.

We made continued investments in our customer proposition by rolling out our new produce and easier-to-shop bakery departments to more stores, with positive response from our customers. These initiatives were funded by our Simplicity savings program, which has allowed us to make significant investments in our businesses and for our customers.

Our market share improved year-over-year in both dollars and volume. The market share increase was driven by the New York Metro and Giant Carlisle market areas. In the Giant-Landover and New England market areas, our market share decreased slightly.

Our own-brand assortment penetration increased 40 basis points to 38.0% on a full-year basis. Over 1,200 new products were developed and launched during the year, including the introduction of Ahold’s

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Summary report, Fourth quarter and Full year 2015
Management report

first brand to cross continents: the Dutch Etos brand of health and beauty care products. Our natural and organic Nature’s Promise own brand continued to show strong double-digit sales growth this quarter and launched an additional 75 new products during the quarter, bringing the total to over 800.

Peapod reported double-digit sales growth and our expansion in the New York City area accelerated, as output from the New Jersey distribution facility further increased.

Ahold USA’s underlying operating margin was 4.3%, up 0.5 percentage points from the same quarter last year, and was positively impacted by the additional week this quarter. Continued strong cost control, more efficient promotions and favorable commodity prices in meat and dairy products were largely offset by lower reimbursements on pharmacy products and non-recurring expenses related to the A&P acquisition.

The Netherlands

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	2015 (53 weeks)	2014 (52 weeks)	% change
Net sales[1]	3,265	2,839	15.0%	12,699	11,696	8.6%
Underlying operating income	153	135	13.3%	578	574	0.7%
Underlying operating margin	4.7%	4.8%		4.6%	4.9%
Identical sales growth	3.2%	2.2%		3.2%	(0.5)%
Comparable sales growth	3.5%	2.6%		3.7%	(0.3)%

1.	Net sales in the fourth quarter and for the full year 2015 increased 5.5% and 6.3% when compared to the adjusted fourth quarter and full year 2014 sales, respectively.

For the fourth quarter, net sales were €3,265 million, up 15.0%. Net sales increased 5.5% when compared to the adjusted fourth quarter 2014 sales, or 3.2% on an identical sales basis. We continued to see the benefits of our successful omni-channel strategy. In the quarter, and especially around the holiday season, ah.nl significantly increased its unique customer base. While our combined online businesses reported another very strong quarter of more than 30% growth in net consumer sales compared to the same quarter last year, adjusted for the additional week, bol.com grew sales by more than 50% during the Christmas week.

Albert Heijn had a strong quarter and holiday period. Customers were inspired by a unique Albert Heijn Christmas food festival, attracting more than 40,000 customers, a special Allerhande Christmas Box containing a complete holiday dinner to cook at home and a dedicated WhatsApp Rescue Team to help customers prepare their festive Allerhande recipes.

During the quarter, Albert Heijn took further steps to enable our customers to live a healthy lifestyle, expanding the healthy choices in its Fresh departments and decreasing the level of salt and sugar in many products.

For the year, Albert Heijn grew its market share by 90 basis points to 35.0%. Our year-over-year market share improvement in the Netherlands was partly driven by the conversion of the former C1000 stores. Albert Heijn to go, our convenience format, reported another quarter of strong identical sales growth. With this format, we are able to quickly and efficiently translate new and innovative ideas to products in our stores.

The underlying operating margin of The Netherlands, excluding bol.com, was 5.1% (Q4 2014: 4.9%). Our margin improvement was mainly a result of sourcing savings that were partly reinvested in price and quality. The improvement was also helped by sales leverage and partly offset by higher pension costs, as a result of lower interest rates.

Including bol.com, the underlying margin was 4.7%. As we continue to invest in our fast-growing online businesses, our full-year margin has been diluted in line with our expectations of 25 basis points.

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Summary report, Fourth quarter and Full year 2015
Management report

Czech Republic

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	% change constant rates	2015 (53 weeks)	2014 (52 weeks)	% change	% change constant rates
Net sales[1]	461	433	6.5%	4.2%	1,772	1,521	16.5%	15.3%
Underlying operating income	16	5	220.0%	246.5%	27	19	42.1%	42.3%
Underlying operating margin	3.5%	1.2%			1.5%	1.2%
Identical sales growth	(0.6)%	(1.1)%			(0.7)%	(1.8)%
Identical sales growth excluding gasoline	(0.5)%	(0.8)%			(0.5)%	(1.2)%
Comparable sales growth excluding gasoline	(0.4)%	(0.7)%			(0.4)%	(1.1)%
1.	At constant exchange rates, net sales in the fourth quarter and for the full year 2015 decreased 1.8% and increased 13.3% when compared to the adjusted fourth quarter and full year 2014 sales, respectively.

For the fourth quarter, net sales increased 4.2% to €461 million at constant exchange rates. When compared to the adjusted fourth quarter 2014 sales, net sales decreased 1.8% at constant exchange rates, negatively impacted by the divestment of five stores during the third quarter related to the SPAR acquisition.

We had a good holiday performance and continued to see strong identical sales performance in our supermarkets, as our customers value the investments we have made in our customer proposition as part of the Favorite store concept rollout. During the quarter, we completed the implementation of Favorite in the larger former SPAR stores. While identical sales growth in these stores was still negative, we are encouraged by the significant improvement in identical sales performance during the course of the quarter.

Our stores operate in a promotion-driven market where a number of price campaigns have been launched in the second half of the year. Albert joined these price campaigns while continuing to differentiate itself with a high share of local products and attractive campaigns. Albert won the prestigious Czech National Award for Quality, which recognizes businesses that systematically improve the quality of their activities, show creativity and innovation, and achieve better results.

Czech Republic’s underlying margin improvement to 3.5% from the previous quarter was partly driven by one-off items. The underlying operating margin of 1.5% for the full year was impacted by €7 million of non-recurring cost related to the SPAR integration. Last year’s margin was impacted by €12 million of operating losses from the acquired SPAR stores, of which €6 million were recorded in the fourth quarter.

Corporate Center

Underlying Corporate Center costs were €7 million, a decrease of €11 million over the prior year. Contributing to the decrease is a €17 million increased benefit related to insurance activities (primarily reflecting a non-cash benefit from higher discount rates). Underlying Corporate Center costs excluding insurance activities increased to €29 million, compared to €23 million last year.

Outlook

In 2016, we expect underlying operating margins to continue to trend in line with full year 2015, excluding the potential impact from the proposed merger with Delhaize. We aim to fund our ongoing investments in our customer proposition with our Simplicity cost saving and efficiency program, that is expected to deliver €350 million in 2016. Our online businesses are on track to meet our target of €2.5 billion consumer sales in 2017. We are planning to invest in our logistical infrastructure in the Netherlands, with a new distribution center for Albert Heijn and another for bol.com, resulting in an increased cash capital expenditure of around €1 billion for 2016.

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Summary report, Fourth quarter and Full year 2015
Management report

Financial review

Fourth quarter 2015 (compared to fourth quarter 2014)

Underlying operating income was €421 million; €119 million higher than last year. Underlying operating margin was 4.3%, an increase of 0.6 percentage points compared to last year.

Operating income increased by €51 million to €387 million. This included higher restructuring and related charges of €7 million and higher impairments of €2 million. Furthermore Q4 2014 included a gain related to the effects of pension plan amendments in the Netherlands of €59 million. The restructuring and related charges in Q4 2015 included €16 million of costs incurred in connection with the planned merger with Delhaize and €7 million of costs related to the acquisition of A&P stores in the U.S.

Income from continuing operations was €254 million; €33 million higher than last year. This follows from the increase in operating income of €51 million, partly offset by an increase in financial expenses of €10 million and a decrease in income from joint ventures of €6 million.

Net income was €254 million, up €35 million compared with last year.

Free cash flow of €401 million decreased by €212 million compared to Q4 2014. This decrease was mainly driven by lower cash generated from continuing operations of €138 million and higher purchases of non-current assets of €69 million. The decrease in cash generated from continuing operations was predominantly due to year-over-year changes in working capital of €177 million and higher income taxes paid of €64 million.

Net debt decreased in Q4 2015 by €74 million to €1,148 million, due to higher cash and cash equivalents, which was generated as a result of our free cash flow of €401 million, partly offset by the payment of €141 million for the acquisition of the 25 A&P stores.

Full year 2015 (compared to full year 2014)

Underlying operating income was €1,461 million, up €194 million from €1,267 million in 2014. Underlying operating margin was 3.8%, compared to 3.9% last year, mainly as a result of increased investments in our online businesses.

Operating income increased by €68 million to €1,318 million. This included, when compared to full year 2014, increased restructuring and related charges of €41 million, higher impairments of €8 million, lower gains on the sale of assets of €2 million, an €11 million charge resulting from the withdrawal from an Ahold USA multi-employer pension plan and a €5 million loss for a change in inventory valuation measurement technique in The Netherlands. Furthermore, 2014 included a gain related to the effects of pension plan amendments in the Netherlands of €59 million. The increase in restructuring and related charges is due to the difference between the cost of the 2015 Ahold USA support office restructuring as well as the early retirement incentive offered to Giant Landover store associates and the 2014 reorganization of the support roles at Albert Heijn and the Corporate Center. 2015 also includes additional costs for the acquisition and integration of the SPAR business in the Czech Republic of €14 million and an additional €39 million of costs incurred in connection with the planned merger with Delhaize.

Income from continuing operations was €849 million; €58 million higher than last year. This reflects the increase in operating income adjusted for higher net financial expenses of €30 million and lower income taxes of €24 million. The higher financial expenses are mainly related to higher interest expense in 2015 of €23 million, due to the strengthening of the U.S. dollar. At constant exchange rates, interest expense decreased by €7 million.

Net income was €851 million, up €257 million. The change is primarily due to a 2014 charge to discontinued operations of €194 million to settle the Waterbury litigation, associated tax impact and legal fees.

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Summary report, Fourth quarter and Full year 2015
Management report

Free cash flow was €1,184 million; €129 million higher than last year. The increase is due to higher operating cash flows from continuing operations of €246 million offset by higher capital expenditures of €72 million, lower proceeds from divestment of assets of €26 million and higher payments of interest of €20 million.

Debt and liquidity

Ahold’s net debt was €1,148 million as of January 3, 2016, a decrease of €163 million from December 28, 2014. Finance leases increased our gross debt, driven by acquisitions (€108 million). This was more than offset by the net of our strong cash generation (free cash flow of €1,184 million), dividend payment (€396 million), share buyback program (€161 million) and the acquisition of businesses (€150 million). The strengthening of the U.S. dollar against the euro increased net debt by a further €128 million.

Under normal conditions, Ahold expects to operate with an aggregate liquidity of around €2 billion, evenly split between cash necessary for operating business needs and seasonality fluctuations and the undrawn portion of its €1 billion committed credit facility.

As of year-end 2015, liquidity amounted to €3,338 million (2014: €3,073 million), defined as cash (including cash, cash equivalents and short-term deposits and similar instruments) of €2,354 million (2014: €1,886 million) and the undrawn portion of the committed credit facility of €984 million (2014: €1,187 million).

As a result of the announcement that Ahold intends to merge with Delhaize, approximately €1 billion will be returned to shareholders via a capital return and reverse stock split, subject to the conditions as explained in Note 12.

Based on the current operating performance and liquidity position, Ahold believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future.

Our leverage, measured by net lease adjusted debt to EBITDAR, stood at 1.7 times at year end 2015, down from 1.9 in 2014. Under normal conditions we expect to operate at around 2 times, which is consistent with our commitment to maintaining an investment grade credit rating.

Dividend per share

We propose a common stock dividend of €0.52 for the financial year 2015, up 8.3% from last year. This represents a payout ratio of 49%, based on the expected dividend payment on adjusted income from continuing operations.

Auditor’s involvement

The full year 2015 and 2014 information in the summary financial statements, as set out on pages 8 to 26 of this summary report, is based on Ahold’s 2015 financial statements, as included in the 2015 Annual Report (the Financial Statements), published on March 3, 2016. In accordance with article 2:395 of the Netherlands Civil Code, we state that our auditor, PricewaterhouseCoopers Accountants N.V., has issued an unqualified opinion on the Financial Statements, dated March 2, 2016. For a better understanding of the Company’s financial position and results and of the scope of the audit of PricewaterhouseCoopers Accountants N.V., this report should be read in conjunction with the Financial Statements. The General Meeting of Shareholders has not yet adopted the Financial Statements.

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Summary report, Fourth quarter and Full year 2015
Summary financial statements

Consolidated income statement

€ million, except per share data	Note	Q4 2015	Q4 2014	2015	2014
Net sales	4	9,786	8,061	38,203	32,774
Cost of sales	5	(7,122)	(5,928)	(27,835)	(24,088)
Gross profit		2,664	2,133	10,368	8,686
Selling expenses		(1,966)	(1,585)	(7,722)	(6,424)
General and administrative expenses		(311)	(212)	(1,328)	(1,012)
Total operating expenses	5	(2,277)	(1,797)	(9,050)	(7,436)
Operating income	4	387	336	1,318	1,250
Interest income		1	1	5	6
Interest expense		(56)	(50)	(235)	(212)
Net interest expense on defined benefit pension plans		(3)	(4)	(14)	(16)
Other financial expenses		(7)	(2)	(21)	(13)
Net financial expenses		(65)	(55)	(265)	(235)
Income before income taxes		322	281	1,053	1,015
Income taxes	6	(68)	(66)	(224)	(248)
Share in income of joint ventures		—	6	20	24
Income from continuing operations		254	221	849	791
Income (loss) from discontinued operations	7	—	(2)	2	(197)
Net income		254	219	851	594
Attributable to:
Common shareholders		255	219	852	594
Non-controlling interests		(1)	—	(1)	—
Net income		254	219	851	594
Net income per share attributable to common shareholders
Basic		0.31	0.26	1.04	0.68
Diluted		0.31	0.26	1.02	0.67
Income from continuing operations per share attributable to common shareholders
Basic		0.31	0.27	1.04	0.90
Diluted		0.31	0.26	1.02	0.88
Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9139	0.8001	0.9001	0.7529

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Summary report, Fourth quarter and Full year 2015
Summary financial statements

Consolidated statement of comprehensive income

€ million	Q4 2015	Q4 2014	2015	2014
Net income	254	219	851	594

Remeasurements of defined benefit pension plans
Remeasurements before taxes - income (loss)	(24)	384	(53)	(25)
Income taxes	4	(88)	11	21
Other comprehensive income (loss) that will not be reclassified to profit or loss	(20)	296	(42)	(4)
Currency translation differences in foreign interests:
Currency translation differences before taxes from:
Continuing operations	125	92	450	389
Income taxes	—	—	(1)	—

Cash flow hedges:
Fair value result in the year	13	(33)	39	(76)
Transfers to net income	(7)	15	(27)	9
Income taxes	(2)	4	(3)	16

Other comprehensive income of joint ventures - net of income taxes:
Share of other comprehensive income from continuing operations	1	—	1	—
Other comprehensive income reclassifiable to profit or loss	130	78	459	338
Total other comprehensive income	110	374	417	334
Total comprehensive income	364	593	1,268	928

Attributable to:
Common shareholders	365	593	1,269	928
Non-controlling interests	(1)	—	(1)	—
Total comprehensive income	364	593	1,268	928

Attributable to:
Continuing operations	364	595	1,266	1,125
Discontinued operations	—	(2)	2	(197)
Total comprehensive income	364	593	1,268	928

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Summary report, Fourth quarter and Full year 2015
Summary financial statements

Consolidated balance sheet

€ million	Note	January 3, 2016	December 28, 2014
Assets
Property, plant and equipment		6,677	6,150
Investment property		580	560
Intangible assets		1,968	1,763
Investments in joint ventures and associates		212	206
Other non-current financial assets		516	482
Deferred tax assets		628	494
Other non-current assets		39	35
Total non-current assets		10,620	9,690

Assets held for sale		3	7
Inventories		1,676	1,589
Receivables		837	728
Other current financial assets		596	323
Income taxes receivable		14	59
Prepaid expenses and other current assets		308	118
Cash and cash equivalents	9	1,826	1,624
Total current assets		5,260	4,448

Total assets		15,880	14,138

Equity and liabilities
Equity attributable to common shareholders	8	5,622	4,844
Non-controlling interests		(1)	—
Group equity		5,621	4,844

Loans		1,522	1,410
Other non-current financial liabilities		2,187	2,039
Pensions and other post-employment benefits		389	290
Deferred tax liabilities		110	150
Provisions		731	663
Other non-current liabilities		318	276
Total non-current liabilities		5,257	4,828

Accounts payable		2,800	2,655
Other current financial liabilities		330	280
Income taxes payable		39	22
Provisions		260	240
Other current liabilities		1,573	1,269
Total current liabilities		5,002	4,466

Total equity and liabilities		15,880	14,138

Year-end U.S. dollar exchange rate (euro per U.S. dollar)		0.9208	0.8213

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Summary report, Fourth quarter and Full year 2015
Summary financial statements

Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders
Balance as of December 29, 2013		318	8,713	(492)	(81)	(1,938)	6,520
Net income attributable to common shareholders		—	—	—	—	594	594
Other comprehensive income (loss)		—	—	389	(51)	(4)	334
Total comprehensive income (loss) attributable to common shareholders		—	—	389	(51)	590	928
Dividends		—	—	—	—	(414)	(414)
Capital repayment		(308)	(809)	—	—	109	(1,008)
Share buyback		—	—	—	—	(1,232)	(1,232)
Cancelation of treasury shares		(1)	(1,060)	—	—	1,061	—
Share-based payments		—	—	—	—	50	50
Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844
Net income attributable to common shareholders		—	—	—	—	852	852
Other comprehensive income (loss)		—	—	449	9	(41)	417
Total comprehensive income attributable to common shareholders		—	—	449	9	811	1,269
Dividends	8	—	—	—	—	(396)	(396)
Share buyback	8	—	—	—	—	(161)	(161)
Cancelation of treasury shares	8	(1)	(785)	—	—	786	—
Share-based payments		—	—	—	—	66	66
Balance as of January 3, 2016		8	6,059	346	(123)	(668)	5,622

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Summary report, Fourth quarter and Full year 2015
Summary financial statements

Consolidated statement of cash flows

€ million	Note	Q4 2015	Q4 2014	2015	2014
Operating income		387	336	1,318	1,250
Adjustments for:
Depreciation, amortization, write-downs and impairments	5	255	245	1,043	910
Gains on the sale of assets / disposal groups held for sale		(7)	(7)	(18)	(20)
Share-based compensation expenses		11	10	47	43
Operating cash flows before changes in operating assets and liabilities		646	584	2,390	2,183
Changes in working capital:
Changes in inventories		(14)	(16)	31	1
Changes in receivables and other current assets		(147)	10	(237)	(33)
Changes in payables and other current liabilities		358	380	215	146
Changes in other non-current assets, other non-current liabilities and provisions		(21)	(62)	(33)	(135)
Cash generated from operations		822	896	2,366	2,162
Income taxes paid - net		(91)	(27)	(227)	(269)
Operating cash flows from continuing operations		731	869	2,139	1,893
Operating cash flows from discontinued operations		(1)	—	(6)	(17)
Net cash from operating activities		730	869	2,133	1,876
Purchase of non-current assets		(294)	(225)	(804)	(732)
Divestments of assets / disposal groups held for sale		20	19	51	77
Acquisition of businesses, net of cash acquired	3	(137)	(7)	(150)	(190)
Divestment of businesses, net of cash divested	7	—	(242)	—	(291)
Changes in short-term deposits and similar instruments		115	98	(247)	1,222
Dividends received from joint ventures		3	2	21	18
Interest received		1	1	4	6
Other		—	1	1	(1)
Investing cash flows from continuing operations		(292)	(353)	(1,124)	109
Net cash from investing activities		(292)	(353)	(1,124)	109
Interest paid		(60)	(53)	(227)	(207)
Repayments of loans		(5)	(5)	(31)	(24)
Repayments of finance lease liabilities		(25)	(21)	(104)	(80)
Dividends paid on common shares	8	—	—	(396)	(414)
Share buyback	8	—	(205)	(161)	(1,232)
Capital repayment		—	—	—	(1,008)
Other cash flows from derivatives		1	—	(22)	(20)
Other		—	1	5	(3)
Financing cash flows from continuing operations		(89)	(283)	(936)	(2,988)
Financing cash flows from discontinued operations		—	—	—	(2)
Net cash from financing activities		(89)	(283)	(936)	(2,990)
Net cash from operating, investing and financing activities		349	233	73	(1,005)
Cash and cash equivalents at the beginning of the period (excluding restricted cash)		1,435	1,352	1,615	2,497
Effect of exchange rate differences on cash and cash equivalents		35	30	131	123
Cash and cash equivalents at the end of the year (excluding restricted cash)	9	1,819	1,615	1,819	1,615

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9139	0.8001	0.9001	0.7529

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Summary financial statements

For the reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheet, see Note 9.

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Summary financial statements

Notes to the consolidated summary financial statements

1. The Company and its operations

The principal activity of Koninklijke Ahold N.V. (“Ahold” or the “Company” or “Group” or “Ahold Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores in the United States and Europe through subsidiaries and joint ventures.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2014 consolidated financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

Ahold’s reporting calendar in 2015 is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks. The 2014 reporting calendar is based on 13 periods of four weeks, for a total of 52 weeks. The fourth quarter of 2015 comprises 13 weeks and the fourth quarter of 2014 comprises 12 weeks.

New and revised IFRSs effective in 2015

Contributions from employees to defined benefit plans - Amendments to IAS 19

The objective of the amendments was to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The simplification was to allow entities the option to recognize employee contributions as a reduction of service costs in the period in which the related service is rendered, instead of attributing the employee contributions to periods of service. The amendments have no impact on the Group, as Ahold has chosen not to avail itself of the practical expedient offered in the amendments.

IFRIC 21 Levies

IFRIC 21 addresses the issue of when to recognize a liability to pay a levy imposed by a government. The interpretation defines a levy and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The adoption of IFRIC 21 does not have a significant financial effect on the consolidated financial statements of the Group.

Annual improvements to IFRSs 2010-2012 and to IFRSs 2011-2013

Annual improvements to IFRSs 2010-2012 Cycle and annual improvements to IFRSs 2011-2013 Cycle made a number of amendments to various IFRSs, which did not have a significant effect on the consolidated financial statements.

3. Business combinations

A&P stores in the United States

On July 20, 2015, Ahold announced that it had entered into an agreement with The Great Atlantic & Pacific Tea Company to acquire 25 A&P stores in Greater New York. On October 8, 2015, all conditions had been met and Ahold commenced its purchase of 25 former A&P stores. The purchase and conversion of the stores were completed by mid-November 2015. The purchase price for all of the stores, inventory and other working capital items was $154 million (€141 million). Goodwill recognized in the amount of $104 million (€96 million), of which $59 million (€54 million) will be deductible for tax purposes, represents expected synergies from the combination of operations.

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From the date of acquisition, the stores contributed $140 million (€129 million) to 2015 net sales and lowered net income by $11 million (€10 million) in 2015. The impact excludes $4 million (€3 million) in transaction costs related to the acquisition, which are included in general and administrative expenses. It is not practicable to provide the 2015 pro-forma effect on Ahold’s net sales and net income.

Jumbo

On August 14, 2012, Ahold announced that its Albert Heijn division had completed the transaction with Jumbo concerning 78 C1000 and four Jumbo stores for a total consideration of €290 million in cash. A net amount of €260 million was paid by January 3, 2016 (of which a credit of €6 million was received during 2015), in relation to the transferred stores. As of January 3, 2016, Ahold had reached agreement with 75 franchisees, of which 71 stores had been converted and opened under the Albert Heijn banner and four stores had been divested upon acquisition. For the remaining seven stores, Ahold did not reach agreements with the franchisees and these stores were transferred back to Jumbo. As of the end of Q4, Ahold recognized a €9 million impairment loss of prepaid consideration. Goodwill recognized in the amount of €234 million by January 3, 2016 (€174 million by December 28, 2014), which will not be deductible for tax purposes, represents expected synergies from the combination of operations, as well as the ability to expand Ahold’s geographic reach.

The 17 stores that were converted to the Albert Heijn banner through 2015 have contributed €80 million to 2015 net sales and an insignificant amount to 2015 net income. It is not practicable to provide the 2015 pro-forma effect on Ahold’s net sales and net income.

Other acquisitions

During 2015, Ahold completed several minor store acquisitions for a combined purchase consideration of €15 million.

All acquisitions were accounted for using the acquisition method of accounting.

The allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2015 are as follows:

€ million	A&P	Jumbo	Other	Total
Property plant & equipment	134	—	1	135
Goodwill	96	60	18	174
Other intangible assets	49	—	2	51
Reversal of other intangible assets	—	(66)	—	(66)
Deferred tax asset	26	—	1	27
Current assets	6	—	(3)	3
Non-current liabilities	(153)	—	(4)	(157)
Current liabilities	(17)	—	—	(17)
Acquisition of business, net of cash acquired	141	(6)	15	150

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A reconciliation of Ahold’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill
As of December 28, 2014
At cost	1,039
Accumulated impairment losses	(8)
Opening carrying amount	1,031
Acquisitions through business combinations	174
Divestments of businesses	(6)
Other movements - net	(3)
Exchange rate differences	40
Closing carrying amount	1,236
As of January 3, 2016
At cost	1,241
Accumulated impairment losses	(5)
Carrying amount	1,236

4. Segment reporting

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 2.

Operating companies in all reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
The Netherlands	Albert Heijn (including The Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com
Czech Republic	Albert

Other	Included in Other
Other retail	Unconsolidated joint venture JMR (49%)
Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

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Net sales

Net sales per segment are as follows:

	Q4 2015	Q4 2014	2015	2014
$ million
Ahold USA	6,624	5,984	26,350	25,976
Average U.S. dollar exchange rate (euro per U.S. dollar)	0.9139	0.8001	0.9001	0.7529
CZK million
Czech Republic	12,479	11,977	48,331	41,908
Average Czech Crown exchange rate (euro per Czech Crown)	0.0370	0.0362	0.0366	0.0363

€ million
Ahold USA	6,060	4,789	23,732	19,557
The Netherlands	3,265	2,839	12,699	11,696
Czech Republic	461	433	1,772	1,521
Ahold Group	9,786	8,061	38,203	32,774

Operating income

Operating income (loss) per segment is as follows:

	Q4 2015	Q4 2014	2015	2014
$ million
Ahold USA	271	222	974	965
CZK million
Czech Republic	413	39	285	341

€ million
Ahold USA	248	178	878	727
The Netherlands	145	166	557	584
Czech Republic	16	2	11	13
Corporate Center	(22)	(10)	(128)	(74)
Ahold Group	387	336	1,318	1,250

5. Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q4 2015	Q4 2014	2015	2014
Cost of product	6,800	5,665	26,597	23,009
Labor costs	1,445	1,083	5,704	4,637
Other operational expenses	760	613	2,938	2,473
Depreciation and amortization	241	233	1,004	879
Rent expenses and income - net	146	126	621	515
Impairment losses and reversals - net	14	12	39	31
Gains on the sale of assets - net	(7)	(7)	(18)	(20)
Total expenses by nature	9,399	7,725	36,885	31,524

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6. Income taxes

The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

€ million	2015	%	2014	%
Income before income taxes	1,053		1,015
Income tax expense at statutory tax rate	(263)	25.0%	(254)	25.0%

Adjustments to arrive at effective income tax rate:
Rate differential (local rates versus the statutory rate of the Netherlands)	(26)	2.5%	(23)	2.3%
Deferred tax income (expense) related to recognition of deferred tax assets-net	29	(2.8)%	(6)	0.6%

Reserves, (non-) deductibles and discrete items	36	(3.4)%	35	(3.5)%
Total income taxes	(224)	21.3%	(248)	24.4%

“Rate differential” indicates the effect of Ahold’s taxable income being generated and taxed in jurisdictions where tax rates differ from the statutory tax rate in the Netherlands. “Reserves, (non-) deductibles and discrete items” include one-time transactions.

7. Assets and liabilities held for sale and discontinued operations

Income from discontinued operations is specified as follows:

€ million	Q4 2015	Q4 2014	2015	2014
Slovakia	—	—	—	(2)
Other[1]	—	—	—	(1)
Operating results from discontinued operations[2]	—	—	—	(3)

U.S. Foodservice[4]	—	(2)	—	(194)
Slovakia	—	—	—	(1)
Other[1]	—	—	2	1
Results on divestments of discontinued operations[3]	—	(2)	2	(194)
Income (loss) from discontinued operations, net of income taxes	—	(2)	2	(197)

1	Includes adjustments to the result on various discontinued operations and past divestments.
2	Operating results from discontinued operations are after net income tax benefits of nil for the fourth quarter of 2015 and 2014 (YTD 2015: nil, YTD 2014: €2 million).
3	Results on divestments are after net income tax expense of nil for the fourth quarter of 2015 (Q4 2014: €3 million) (YTD 2015: €1 million, YTD 2014: €28 million benefit).
4	YTD 2014 included the net settlement related to the Waterbury litigation of €187 million and legal costs of €7 million.

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The cash flows from the divestment of businesses as presented in the cash flow statement are as follows:

€ million	Q4 2015	Q4 2014	2015	2014
U.S. Foodservice	—	(241)	—	(248)
Proceeds from divestment of stores in the Netherlands	—	—	6	—
Proceeds from divestment of Slovakia	—	—	—	(34)
Net cash flows related to other past divestments	—	(1)	(6)	(4)
Divestment of businesses	—	(242)	—	(286)
Cash divested	—	—	—	(5)
Divestment of businesses, net of cash divested	—	(242)	—	(291)

8. Equity attributable to common shareholders

Dividend on common shares

On April 15, 2015, the General Meeting of Shareholders approved the dividend over 2014 of €0.48 per common share (€396 million in the aggregate). This dividend was paid on April 30, 2015.

The Management Board, with the approval of the Supervisory Board, proposes that a dividend of €0.52 per common share be paid in 2016 with respect to 2015. This dividend is subject to approval by the General Meeting of Shareholders and has not been included as a liability on the consolidated balance sheet as of January 3, 2016. The payment of this dividend will not have income tax consequences for the Company.

Share buyback and capital return and reverse stock split

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold intends to merge with Delhaize, the share buyback program was terminated in the second quarter and approximately €1 billion will be returned to shareholders via a capital return and reverse stock split, subject to the conditions as explained in Note 12.

On July 7, 2015, Ahold cancelled 60,000,000 shares purchased in this and prior share buyback programs.

The number of outstanding common shares as of January 3, 2016, was 818,471,229 (December 28, 2014: 822,597,462). The decrease is the net effect of the share buyback and the re-issuance of treasury shares for the delivery of the shares vested under the Global Reward Opportunity program.

9. Cash flow

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	2015	2014
Cash and cash equivalents at the end of the year as presented in the statement of cash flows	1,819	1,615
Restricted cash	7	9
Cash and cash equivalents at the end of the year as presented on the balance sheet	1,826	1,624

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10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

€ million	January 3, 2016		December 28, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable	42	49	42	50
Trade and other (non) current receivables	832	832	731	731
Reinsurance assets	203	203	177	177
Total loans and receivables	1,077	1,084	950	958
Cash and cash equivalents	1,826	1,826	1,624	1,624
Short-term deposits and similar instruments	528	528	262	262
Derivatives	338	338	311	311
Available-for-sale	6	6	5	5
Total financial assets	3,775	3,782	3,152	3,160

€ million	January 3, 2016		December 28, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Notes	(1,144)	(1,359)	(1,040)	(1,282)
Other loans	(3)	(3)	(3)	(3)
Financing obligations	(397)	(395)	(387)	(391)
Mortgages payable	(9)	(10)	(10)	(11)
Finance lease liabilities	(1,400)	(1,798)	(1,213)	(1,574)
Cumulative preferred financing shares	(497)	(554)	(497)	(564)
Dividend cumulative preferred financing shares	(22)	(22)	(21)	(21)
Accounts payable	(2,800)	(2,800)	(2,655)	(2,655)
Short-term borrowings	(52)	(52)	(47)	(47)
Interest payable	(29)	(29)	(26)	(26)
Reinsurance liabilities	(221)	(221)	(191)	(191)
Other	(61)	(71)	(43)	(51)
Total non-derivative financial liabilities	(6,635)	(7,314)	(6,133)	(6,816)
Derivatives	(210)	(210)	(251)	(251)
Total financial liabilities	(6,845)	(7,524)	(6,384)	(7,067)

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

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The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and adjusted for Ahold’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on ask-market quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold’s Annual Report 2015. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of December 28, 2014, was included in Note 34 of Ahold’s 2014 consolidated financial statements, which were published as part of Ahold’s Annual Report 2014 on February 26, 2015. There were no significant changes to this overview through Q4 2015.

12. Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to combine their businesses through a merger of equals. Pursuant to the merger proposal, Delhaize shareholders are to receive 4.75 Ahold ordinary shares for each issued and outstanding Delhaize ordinary share. The transaction is expected to be completed in mid-2016, following regulatory clearances, associate consultation procedures and shareholder approval.

In connection with the proposed merger with Delhaize, it is proposed to return in aggregate approximately €1.0 billion to the holders of ordinary shares by executing a capital repayment and reverse stock split prior to completion of the proposed merger. The capital repayment and reverse stock split are subject to (i) approval by the Extraordinary General Meeting of Shareholders of Ahold on March 14, 2016, and the holder of the Ahold cumulative preferred financing shares, (ii) the customary filings with the Trade Register and the two-month creditor objection period as described in Section 2:100 of the Dutch Civil Code in connection with this capital repayment, and (iii) after the end of the two-month creditor objection period, the proposed merger with Delhaize being likely to be effected.

Based on the estimated number of shares in the capital of Ahold and the capital of Delhaize that will be outstanding immediately prior to the consummation of the merger, Ahold estimates that, upon the consummation of the merger and the capital return of approximately €1.0 billion to Ahold shareholders through a capital return and a reverse stock split, current Ahold shareholders will, directly or indirectly, hold approximately 61% and former Delhaize shareholders will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares in the capital of the combined company.

On February 1, 2016, Ahold announced that it has called an Extraordinary General Meeting of Shareholders (EGM) for March 14, 2016, at which its shareholders will consider and vote on, among other proposals, the proposal to approve the capital repayment and reverse stock split and the intended merger.

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Other information

Other financial and operating information

Net sales per channel

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	% change constant rates	2015 (53 weeks)	2014 (52 weeks)	% change	% change constant rates
Online sales[1,2]	484	351	37.9%	32.5%	1,646	1,267	29.9%	21.7%
Store sales[3]	9,302	7,710	20.6%	10.9%	36,557	31,507	16.0%	3.7%
Total net sales	9,786	8,061	21.4%	11.8%	38,203	32,774	16.6%	4.3%

1.	Online sales in the fourth quarter and for the full year 2015 increased 24.5% and 19.6%, respectively, at constant exchange rates and on an adjusted basis.
2.	Net consumer online sales increased 43.2% in the fourth quarter to €540 million, or 37.6% at constant exchange rates (2015: increased 33.3% to €1,807 million, or 25.3% at constant exchange rates). Net consumer online sales in the fourth quarter and for the full year 2015 increased 29.1% and 23.1% respectively, at constant exchange rates and on an adjusted basis. Net consumer online sales is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
3.	Store sales in the fourth quarter and for the full year 2015 increased 2.2% and 1.6%, respectively, at constant exchange rates and on an adjusted basis. Store sales also includes sales under franchise agreements and other sales to third parties.

Underlying operating income1

Underlying operating income per segment is as follows:

€ million	Underlying operating income Q4 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income Q4 2015
Ahold USA	259	(7)	5	(9)	—	248
The Netherlands	153	(7)	2	(3)	—	145
Czech Republic	16	—	—	—	—	16
Corporate Center	(7)	—	—	(15)	—	(22)
Ahold Group	421	(14)	7	(27)	—	387

1	Underlying operating income is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Underlying operating income in local currency for Q4 2015 was $283 million for Ahold USA and CZK 440 million for Czech Republic.

€ million	Underlying operating income Q4 2014	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income Q4 2014
Ahold USA	180	—	5	(7)	—	178
The Netherlands	135	(11)	2	(10)	50	166
Czech Republic	5	(1)	—	(2)	—	2
Corporate Center	(18)	—	—	(1)	9	(10)
Ahold Group	302	(12)	7	(20)	59	336

Underlying operating income in local currency for Q4 2014 was $226 million for Ahold USA and CZK 127 million for Czech Republic.

The amounts in the other column for the Netherlands and Corporate Center are related to the effects of pension plan amendments in the Netherlands.

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Other information

€ million	Underlying operating income 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income 2015
Ahold USA	940	(20)	11	(42)	(11)	878
The Netherlands	578	(19)	7	(4)	(5)	557
Czech Republic	27	—	—	(16)	—	11
Corporate Center	(84)	—	—	(44)	—	(128)
Ahold Group	1,461	(39)	18	(106)	(16)	1,318

Underlying operating income in local currency for full-year 2015 was $1,043 million for Ahold USA and CZK 743 million for Czech Republic.

The amounts in the Other column relate to a multi-employer withdrawal liability at Ahold USA and a change in inventory valuation measurement technique in The Netherlands.

€ million	Underlying operating income 2014	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income 2014
Ahold USA	738	(10)	6	(7)	—	727
The Netherlands	574	(21)	14	(33)	50	584
Czech Republic	19	—	—	(6)	—	13
Corporate Center	(64)	—	—	(19)	9	(74)
Ahold Group	1,267	(31)	20	(65)	59	1,250

Underlying operating income in local currency for full year 2014 was $980 million for Ahold USA and CZK 522 million for Czech Republic.

EBITDA1

€ million	EBITDA Q4 2015	Depreciation and amortization	Operating income Q4 2015	EBITDA Q4 2014	Depreciation and amortization	Operating income Q4 2014
Ahold USA	411	(163)	248	325	(147)	178
The Netherlands	210	(65)	145	238	(72)	166
Czech Republic	28	(12)	16	15	(13)	2
Corporate Center	(21)	(1)	(22)	(9)	(1)	(10)
Total by segment	628	(241)	387	569	(233)	336
Share in income of joint ventures	—			6
Loss from discontinued operations	—			(2)
Total EBITDA	628			573

1	EBITDA is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

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Other information

€ million	EBITDA 2015	Depreciation and amortization	Operating income 2015	EBITDA 2014	Depreciation and amortization	Operating income 2014
Ahold USA	1,554	(676)	878	1,293	(566)	727
The Netherlands	829	(272)	557	853	(269)	584
Czech Republic	64	(53)	11	55	(42)	13
Corporate Center	(125)	(3)	(128)	(72)	(2)	(74)
Total by segment	2,322	(1,004)	1,318	2,129	(879)	1,250
Share in income of joint ventures	20			24
Income (loss) from discontinued operations	2			(197)
Total EBITDA	2,344			1,956

Free cash flow1

€ million	Q4 2015	Q4 2014	2015	2014
Operating cash flows from continuing operations before changes in working capital and income taxes paid	625	522	2,357	2,048
Changes in working capital	197	374	9	114
Income taxes paid - net	(91)	(27)	(227)	(269)
Purchase of non-current assets	(294)	(225)	(804)	(732)
Divestments of assets / disposal groups held for sale	20	19	51	77
Dividends received from joint ventures	3	2	21	18
Interest received	1	1	4	6
Interest paid	(60)	(53)	(227)	(207)
Free cash flow	401	613	1,184	1,055

1	Free cash flow is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Net debt1

€ million	January 3, 2016	October 4, 2015	December 28, 2014
Loans	1,522	1,490	1,410
Finance lease liabilities	1,290	1,143	1,125
Cumulative preferred financing shares	497	497	497
Non-current portion of long-term debt	3,309	3,130	3,032
Short-term borrowings and current portion of long-term debt	193	182	165
Gross debt	3,502	3,312	3,197
Less: Cash, cash equivalents, and short-term deposits and similar instruments [2,3]	2,354	2,090	1,886
Net debt	1,148	1,222	1,311

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Other information

1	Net debt is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at January 3, 2016, was €528 million (October 4, 2015: €634 million, December 28, 2014: €262 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €216 million, €144 million and €184 million as of January 3, 2016, October 4, 2015, and December 28, 2014, respectively.

Adjusted income from continuing operations1

€ million, except per share data	2015	2014
Income from continuing operations	849	791
Income from continuing operations per share[2]	1.04	0.90
Add-back (after tax):
Merger related expenses	31	—
European reorganization	—	30
Dutch pension plan amendments	—	(44)
Adjusted income from continuing operations	880	777
Adjusted income from continuing operations per share[2]	1.07	0.88

1	Adjusted income from continuing operations is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2	Attributable to common shareholders

Store portfolio (including franchise stores)

	End of 2014	Opened / acquired	Closed / sold	End of 2015
Ahold USA[1]	768	29	(9)	788
The Netherlands[2]	2,105	69	(40)	2,134
Czech Republic	333	4	(6)	331
Total	3,206	102	(55)	3,253

1	The number of stores opened / acquired includes 25 former A&P stores.
2	The number of stores at the end of Q4 2015 includes 1,139 specialty stores (Etos and Gall & Gall) (Q4 2014: 1,139). In 2015, 17 former C1000 stores were converted to the Albert Heijn banner.

Use of non-GAAP financial measures

This interim report includes non-GAAP financial measures. The descriptions of these non-GAAP financial measures are included on page 41 of Ahold’s Annual Report 2015. The descriptions of new and clarifications of existing non-GAAP measures to explain the impact of the 53rd week on sales are described below.

Adjusted fourth quarter 2014 sales

Net sales in the fourth quarter of 2014 plus net sales in the first week of 2015. Ahold’s management believes that this measure provides an insight into the impact of an additional week in the current quarter when net sales are compared to the same quarter in the previous year.

Adjusted full year 2014 sales

Net sales in full year 2014 plus net sales in the first week of 2015. Ahold’s management believes that this measure provides an insight into the impact of an additional week in the current year when net sales are compared to the previous year.

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Other information

Identical sales

Net sales from exactly the same stores and online sales in existing market areas, in local currency for the comparable period. Comparable period corresponds to the adjusted fourth quarter 2014 and the adjusted full year 2014, respectively.

Vesting of shares under the GRO plan

On April 20, 2016, a maximum of 0.3 million shares granted in 2013 to members of the Management Board under the Global Reward Opportunity (GRO) equity-based long-term incentive plan and 0.2 million performance shares granted in 2011 to members of the Management Board under the long-term component of the GRO plan are expected to vest. Except to finance tax due on the vesting date, members of the Management Board cannot sell shares for a period of at least five years following the grant date, or until the end of their employment, if this period is shorter.

On March 4, 2016, a maximum of 3.1 million shares granted in 2013 to Ahold associates under the GRO plan, 1.9 million performance shares granted in 2011 to Ahold associates under the long-term component of the GRO plan, and 97,000 matching shares granted in 2011 to Ahold associates under the mid-term component of the GRO plan are expected to vest. Vesting is subject to the participant being employed by the Company on the applicable vesting date. On the vesting date, participants are allowed to sell all or part of the shares vested.

The Company will use treasury shares for delivery of the vested shares.

Financial calendar

Ahold’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold’s 2015 financial year consists of 53 weeks and ends on January 3, 2016. The quarters in 2015 are:

First quarter (16 weeks)	December 29, 2014, through April 19, 2015
Second quarter (12 weeks)	April 20 through July 12, 2015
Third quarter (12 weeks)	July 13 through October 4, 2015
Fourth quarter (13 weeks)	October 5, 2015, through January 3, 2016

Ahold’s 2016 financial year consists of 52 weeks and ends on January 1, 2017. The quarters in 2016 are:

First quarter (16 weeks)	January 4 through April 24, 2016
Second quarter (12 weeks)	April 25 through July 17, 2016
Third quarter (12 weeks)	July 18 through October 9, 2016
Fourth quarter (12 weeks)	October 10, 2016, through January 1, 2017

Ahold Finance U.S.A., LLC

The 2015 annual report of Ahold’s wholly owned subsidiary Ahold Finance U.S.A., LLC is available at www.ahold.com.

2016/06

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Legal notices

No offer or solicitation

This communication is being made in connection with, among others, the proposed business combination transaction between Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Important additional information will be filed with the SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or around February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward-looking statements

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and time frame; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance, unforeseen tax liabilities and other factors discussed in Ahold’s public filings and other disclosures.

Furthermore, this communication contains Ahold forward-looking statements as to investments in online businesses, the translation of new and innovative ideas into products in store, price campaigns and differentiation with local products in the Czech Republic, underlying margins, the Simplicity cost saving and efficiency program, investments in logistical infrastructure in The Netherlands, liquidity, cash, working capital, capital expenditures, interest payments, dividends, debt repayments, leverage, investment grade credit rating, the impact of new accounting standards, expected synergies from the combination of operations and Ahold’s ability expand its geographic reach, capital return, reverse stock split, Ahold’s Global Reward Opportunity program and the use of treasury shares.

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Other information

The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

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